Exhibit 4.i

Fidelity & Guaranty Life Insurance Company

SPECIFICATIONS PAGE–FIXED INTEREST STRATEGY RIDER

Initial Annual Fixed Interest Rate: [1.25%]

Initial Fixed Interest Rate Guarantee Period: [1] Contract Year(s)

Guaranteed Minimum Fixed Interest Rate: [0.25%]

Renewal Fixed Interest Rate Guarantee Period: [1] Contract Year(s)

MGSV Interest Rate: [1.00%]

The MGSV Interest Rate applies only to funds allocated to the Fixed Interest Strategy. The rate is equal to the average of the 5-year Constant Maturity Treasury (CMT) rate from the first day of each month of the past twelve months as of the month prior to issue, (e.g. the minimum rate for May issued annuities is determined by the above average as of April 1st), rounded to the nearest 5 basis points, less 125 basis points. The rate is set at issue and remains constant for the life of the annuity.

[1]

SPEC-RILA-FIXED (05-22)